UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, April 2 2019

We hereby inform that the Graña y Montero S.A.A Board of Directors has unanimously approved among others, the following resolutions:

1.
Determine that the Company’s process of private placement of common shares (Private Offer) has concluded, and consequently, the Capital Increase process approved in the General Shareholders meeting of November 6 has concluded today as well, with the subscription of the totality of the common shares to be emitted approved by the Board during the Board of Directors’ session of November 6th, 2018, which are equivalent to 211,864,065 common shares of the Company.

2.
Determine that in the two rounds of preferential  subscription, which concluded in December 2018, 69,380,402 common shares of the Company were subscribed and paid for in full at a price of US$0.6136 per share.

3.
Determine that a total of 142,483,663 Company’s common shares were subscribed today for in full, of which: (i) 55,291,877 shares were paid for in full at a price per share of US$0.6136, and (ii) that 87,191,786 shares were paid for at 50% at a price per share of US$0.6136 and 50% will be paid for at the latest on July 1, 2019.

4.
Determine that the final amount of the Capital Increase is S/ 211,864,065.00 (two hundred and eleven million eight hundred and sixty four thousand and five 00/100 Soles), equivalent to 211,864,065 new shares of the Company.

5.
Determine that with the conclusion of the Capital Increase, capital stock of the Company totals S/ 871,917,855.00 (Eight hundred and seventy one million nine hundred and seventeen thousand eight hundred and five 00/100 Soles), so it is appropriate to amend Article 5 of the Company's bylaws, which is worded as follows:

“Article 5 °. - The capital of the company is S/ 871,917,855.00 (Eight hundred and seventy one million nine hundred and seventeen thousand eight hundred and five 00/100 Soles), represented by S/ 871,917,855.00 (Eight hundred and seventy one million nine hundred and seventeen thousand eight hundred and five 00/100 Soles), shares, of a nominal value of S/ 1.00 each, fully subscribed and paid, all with the right to vote. "

Relevant information for the Investor:

The rights to subscribe for common shares of Graña y Montero S.A.A., and the common shares issuable upon the exercise of such rights and to be issued in the private placement (if the entire capital increase is not subscribed for by the end of the Second Round), have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction outside of Peru.
Such rights are being made available pursuant to applicable Peruvian law only in Peru and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in, into or within the United States under applicable U.S. securities laws or other jurisdictions where prohibited. The common shares issuable upon exercise of such rights or issued in the private placement may not be offered, sold or subscribed for except in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act.
This communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States or to U.S. persons

Yours truly,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: April 2, 2019